TABCORP

03 MAR -3 AM 7:21

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 February 2003

03007027

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
General Counsel and Company Secretary

dlw 3/3

Enc.

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

20 February 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

BECOMING A SUBSTANTIAL SHAREHOLDER

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Schroder Investment Management Group became a substantial shareholder with a relevant interest in TABCORP Holdings Limited on 18 February 2003 with 20,780,072 ordinary shares representing 5.68% of the issued fully paid ordinary capital.

Section 53 of the Victorian Gaming and Betting Act prohibits an individual from having a voting power of more than 10% in TABCORP Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

Peter Caillard
General Counsel and Company Secretary

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

03 MAR -3 AM 7:21

19 February 2003

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
General Counsel and Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR HALF YEAR ENDED 31 DECEMBER 2002

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgement:

1. Half Yearly Report and Dividend Announcement (Appendix 4B) for the half year ended 31 December 2002;

2. Financial Statements for the half year ended 31 December 2002; and

3. Media Release.

Please note that the Directors have declared an interim dividend of 33.0 cents per share fully franked at 30% to be paid on 2 April 2003.

The record date for the purposes of entitlement to the interim dividend will be 7 March 2003. Registrable transfers received at the office of the company's share registrars, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 7 March 2003 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the interim dividend are determined.

The Directors determined not to commence the operation of the company's Dividend Reinvestment Plan at this time.

Peter Caillard
General Counsel and Company Secretary

Enc.

Rules 4.1, 4.3

Appendix 4B

Half yearly preliminary final report

Introduced 30/6/2002.

Name of entity

TABCORP HOLDINGS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
66 063 780 709	✔		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up	0.2%	to	993,409
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	2.4%	to	131,213
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	up	2.4%	to	131,213

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	33.0¢	33.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	31.0¢	31.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: Friday, 7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	993,409	991,171
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(773,121)	(772,742)
1.3	Borrowing costs	(26,751)	(30,145)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**193,537**	**188,284**
1.6	Income tax on ordinary activities *(see note 4)*	(62,324)	(60,175)
1.7	**Profit (loss) from ordinary activities after tax**	**131,213**	**128,109**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**131,213**	**128,109**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**131,213**	**128,109**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS(cents)	35.4	34.4
	Basic EPS (cents)(pre amortisation of goodwill)	37.9	36.8
1.19	Diluted EPS (cents)	35.3	34.1
	Diluted EPS (cents)(pre amortisation of goodwill)	37.7	36.5

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	131,213	128,109
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**131,213**	**128,109**

Revenue and expenses from ordinary activities
(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	980,226	977,004
1.24	Interest revenue	2,308	2,077
1.25	Other relevant revenue	10,875	12,090
		993,409	991,171
1.26	Details of relevant expenses		
	Government taxes and levies	(306,111)	(308,456)
	Commissions and fees	(218,071)	(216,741)
	Employee costs	(111,518)	(114,979)
	Amortisation of intangibles	(11,512)	(11,498)
	Computer costs	(3,172)	(3,245)
	Other expenses from ordinary activities	(79,874)	(74,446)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(42,863)	(43,377)
		(773,121)	(772,742)

Capitalised outlays

1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	50,011	24,391
1.31	Net profit (loss) attributable to members (*item 1.11*)	131,213	128,109
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies		
	Adjustment arising from adoption of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	119,408	-
1.34	Dividends and other equity distributions paid or payable		
	Dividends payable	-	(115,931)
	Dividends paid	(118,994)	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**181,638**	**36,569**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	9,039	-		9,039
2.2	Amortisation of other intangibles	2,473	-		2,473
2.3	**Total amortisation of intangibles**	**11,512**	-	**Nil**	**11,512**
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	**Nil**	**Nil**	**Nil**	**Nil**

Comparison of half year profits *(Preliminary final report only)*	Current year - $A'000	Previous year - $A'000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)		
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash*	124,965	126,843	127,273
4.2	Receivables	5,495	9,505	10,799
4.3	Investments	-	-	-
4.4	Inventories	5,452	4,638	4,694
4.5	Tax assets	-	-	-
4.6	Other - Prepaid rental	10,214	10,214	10,214
	- Other	9,131	11,217	8,071
4.7	**Total current assets**	**155,257**	**162,417**	**161,051**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	783,232	802,313	825,287
4.15	Intangibles - Licences (net)	832,524	833,905	835,200
	- Goodwill (net)	301,818	311,052	320,756
	- Rights to Management Agreement (net)	198,737	199,829	200,922
4.16	Tax assets	29,868	21,916	25,514
4.17	Other - Prepaid rental	41,060	46,204	51,264
	- Other	36,805	36,042	40,290
4.18	**Total non-current assets**	**2,224,044**	**2,251,261**	**2,299,233**
4.19	**Total assets**	**2,379,301**	**2,413,678**	**2,460,284**
	Current liabilities			
4.20	Payables	107,402	115,735	107,691
4.21	Interest bearing liabilities	200,000	144,000	211,965
4.22	Tax liabilities	29,666	28,252	20,096
4.23	Provisions exc. tax liabilities	31,528	146,961	140,757
4.24	Other (provide details if material)	190	291	675
4.25	**Total current liabilities**	**368,786**	**435,239**	**481,184**
	Non-current liabilities			
4.26	Payables	1,000	2,122	3,622
4.27	Interest bearing liabilities	620,898	632,898	647,000
4.28	Tax liabilities	57,621	56,888	54,597
4.29	Provisions exc. tax liabilities	10,495	9,060	8,519
4.30	Other (provide details if material)	1,097	1,094	1,231
4.31	**Total non-current liabilities**	**691,111**	**702,062**	**714,969**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	***Total liabilities***	**1,059,897**	**1,137,301**	**1,196,153**
4.33	**Net assets**	**1,319,404**	**1,276,377**	**1,264,131**
	*Includes bank accepted bills	22,315	0	4,843

	Equity			
4.34	Capital/contributed equity	1,137,766	1,226,366	1,227,562
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	181,638	50,011	36,569
4.37	**Equity attributable to members of the parent entity**	**1,319,404**	**1,276,377**	**1,264,131**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**1,319,404**	**1,276,377**	**1,264,131**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties
(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	998,167	995,176
7.2	Payments to suppliers and employees	(402,043)	(399,108)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	2,266	2,148
7.6	Interest and other costs of finance paid	(31,592)	(32,917)
7.7	Income taxes paid	(65,747)	(54,171)
7.8	Other - payment of Government levies, betting taxes and GST	(309,741)	(309,499)
7.9	**Net operating cash flows**	**191,310**	**201,629**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(27,916)	(24,477)
7.11	Proceeds from sale of property, plant and equipment	631	1,928
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other		
	- Loans pursuant to employee share plan	11,416	1,683
	- Other	2,998	61
7.17	**Net investing cash flows**	**(12,871)**	**(20,805)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	22,340	-
7.19	Proceeds from borrowings	189,000	143,000
7.20	Repayment of borrowings	(145,000)	(223,067)
7.21	Dividends paid	(118,994)	(97,018)
7.22	Other - Payment for share buy-back	(127,663)	-
7.23	**Net financing cash flows**	**(180,317)**	**(177,085)**
7.24	**Net increase (decrease) in cash held**	**(1,878)**	**3,739**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	126,843	123,534
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**124,965**	**127,273**

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period where necessary.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	51,275	59,519
8.2	Deposits at call	51,375	62,911
8.3	Bank overdraft	-	-
8.4	Other – bank accepted bills	22,315	4,843
8.5	**Total cash at end of period** *(item 7.27)*	**124,965**	**127,273**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	19.5%	19.0%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	9.9%	10.1%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding period
Reconciliation of earnings used in calculating earnings per share		
Profit from ordinary activities after related income tax expenses	131,213	128,109
Earnings used in calculating basic and diluted earnings per share	131,213	128,109
Add goodwill amortisation	9,039	9,090
Earnings used in calculating basic and diluted earnings per share pre amortisation of goodwill)	140,252	137,199
	Number	Number
Weighted average number of shares used as the denominator:		
Weighted average number of shares used as the denominator in calculating basic earnings per share	370,320,262	372,882,799
Add potential ordinary shares, being options issued on 1 July 1999	805,500	3,000,000
Add potential ordinary shares, being 1,000,000 options issued on 7 October 2002 (weighted)	467,391	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	371,593,153	375,882,799

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	-0.04	-0.25
Net tangible asset backing per +ordinary security including licences and Rights to Management Agreement which the Company does not consider to be intangible assets($)	2.78	2.53

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities): Nil

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired: Nil

+ See chapter 19 for defined terms.

13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Nil

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Nil
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Nil
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Nil

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Wednesday, 2 April 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Friday, 7 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	N/A	N/A	N/A
15.5		Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	33.0 cents	33.0 cents	N/A
15.7		Previous year	31.0 cents	31.0 cents	N/A

+ See chapter 19 for defined terms.

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or*
Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	120,634	115,931
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**120,634**	**115,931**

The +dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Nil

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Adjustments		
16.7	**Share of net profit (loss) of associates and joint venture entities**	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
	Nil	Nil	Nil	Nil
17.2 Total	**Nil**	**Nil**	**Nil**	**Nil**
17.3 Other material interests	Nil	Nil	Nil	Nil
17.4 Total	**Nil**	**Nil**	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	**Nil**	**Nil**	**N/A**	**N/A**
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	Nil	Nil	N/A	N/A
18.3	**+Ordinary securities**	**365,556,521**	**365,556,521**	**N/A**	**N/A**
18.4	Changes during current period (a) Increases through issues	2,194,500 477,700 500,000 412,500	2,194,500 477,700 500,000 412,500	1,018 1,274 1,215 1,106	1,018 1,274 1,215 1,106
	(b) Decreases through returns of capital, buybacks	(11,178,013)	(11,178,013)	N/A	N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*	**N/A**	**N/A**	**N/A**	**N/A**
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil	 N/A N/A	 N/A N/A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	1,000,000 1,500,000	1,000,000 1,500,000	1,261 1,261	7/10/2010 7/10/2005
18.9	Exercised during current period	2,194,500	2,194,500	1,018	
18.10	Expired during current period	Nil	Nil	N/A	N/A
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
18.13	**Unsecured notes** *(description)* Changes during current period				
18.14	(a) Increases through issues (b) Decreases through securities matured, converted	Nil Nil	Nil Nil		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer attached

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

The results were adversely affected by an increase in the provision for surplus lease space at Bulwara Road in Sydney of $2.014 million. It is also noted that gaming revenue was adversely affected by the introduction of smoking bans at gaming venues in Victoria during the relevant period.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The interim dividend in respect of the half year is fully franked at the relevant tax rate and it is anticipated that dividends for at least the next year will be fully or partly franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The consolidated entity has adopted the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half-year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the half-year ended 31 December 2002. The change in accounting policy has had no effect on basic and diluted EPS.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Nil

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	✔	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

+ See chapter 19 for defined terms.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 19 February 2003 ....
Company Secretary)

Print name: PETER CAILLARD ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

+ See chapter 19 for defined terms.

5. **Condensed consolidated statement of financial position**

 Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

 Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

+ See chapter 19 for defined terms.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

TABCORP HOLDINGS LIMITED
31 DECEMBER 2002
ABN: 66 063 780 709
ATTACHMENT TO APPENDIX 4B

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming — Gaming machine operations in licenced clubs and hotels.
- Star City — Star City Casino operations including a hotel, apartment complex, theatres, restaurants and bars.

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues	220,549	449,233	310,444	980,226	-		980,226
Other revenues from ordinary activities	6,619	1,378	2,787	10,784	2,442	(43)	13,183
Revenues from ordinary activities	227,168	450,611	313,231	991,010	2,442	(43)	993,409
Segment Result (pre amortisation of goodwill)	37,435	113,567	81,553	232,555	-	-	232,555
Segment Result	**37,379**	**113,567**	**72,570**	**223,516**	**-**	**-**	**223,516**
Unallocated interest revenue					2,308		2,308
Unallocated other revenue					134		134
Unallocated interest expense					(26,751)		(26,751)
Unallocated expenses					(5,670)		(5,670)
Result from ordinary activities before income tax expense	37,379	113,567	72,570	223,516	(29,979)	-	193,537
2001 Consolidated							
Total operating revenues	208,305	459,348	309,351	977,004	-		977,004
Other revenues from ordinary activities	7,847	1,091	2,871	11,809	2,377	(19)	14,167
Revenues from ordinary activities	216,152	460,439	312,222	988,813	2,377	(19)	991,171
Segment Result (pre amortisation of goodwill)	33,602	118,145	78,648	230,395	-	-	230,395
Segment Result	**33,552**	**118,145**	**69,608**	**221,305**	**-**	**-**	**221,305**
Unallocated interest revenue					2,077		2,077
Unallocated other revenue					300		300
Unallocated interest expense					(30,145)		(30,145)
Unallocated expenses					(5,253)		(5,253)
Result from ordinary activities before income tax expense	33,552	118,145	69,608	221,305	(33,021)	-	188,284

For comparison with previous years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering	Gaming	Star City	Segment Total	Goodwill Amortisation	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated						
Segment Result	35,755	110,624	80,640	227,019	(9,039)	217,980
2001 Consolidated						
Segment Result	32,309	115,215	77,918	225,442	(9,090)	216,352

TABCORP

FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

TABCORP Holdings Limited
A.C.N. 063 780 709
Half-year Report
31 December 2002

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

D.J. Simpson*
Finance Director

P.H. Wade

R.F.E. Warburton

W.V. Wilson

(* Mr Simpson has announced his intention to retire as a Director of the Company on 21 February 2003.)

Company secretary

P.H. Caillard

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

www.asxperpetual.com.au

Auditors

Ernst & Young

Stock exchange listings

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange. The Company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual report

Copies of the Annual Report are available from the Company's website – www.tabcorp.com.au

TABCORP Holdings Limited and its controlled entities
Directors' report

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2002.

Directors

The following persons were Directors of TABCORP Holdings Limited during the half-year and up to the date of this report:

Names	Qualifications, experience and special responsibilities
M.B. Robinson AO (Chairman)	Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks during 1996 to 2001 and was its Managing Partner from 1980 to 1988. Michael is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is a member of the TABCORP Audit, Remuneration and Compliance Committees.
M.J. Slatter (Managing Director and Chief Executive Officer)	Matthew Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific from July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.
A.G. Hodgson (Deputy Chairman)	Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of the TABCORP Audit Committee as well as Director and Chairman of the Audit Committee of HSBC Bank Australia Limited. Mr Hodgson is also Chairman of the Advisory Board to the Victorian Rugby Union.

P.G. Satre	Phil Satre has been Chairman of Harrah's Entertainment, Inc. ("Harrah's") since January 1997. Mr Satre joined Harrah's in 1980 as Vice-President, General Counsel and Secretary and served as Chief Executive Officer and President between April 1994 and January 2003. Mr Satre is a Director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a Director of JDN Realty Company.
D.J. Simpson Finance Director	David Simpson was Executive General Manager – Finance of Southcorp Holdings Limited from 1988 until taking up the position of Executive General Manager – Finance of TABCORP in March 1995. He has over 33 years experience in accounting and finance. Mr Simpson has announced his intention to retire as a Director of the Company on 21 February 2003.
P.H. Wade	Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.
R.F.E. Warburton	Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of David Jones Limited, Caltex Australia Limited, HSC Ltd and the Board of Taxation. Mr Warburton is also a Director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration Committee.
W.V. Wilson	Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board Member of the South Australian Forestry Corporation. He is Chairman of the TABCORP Compliance Committee.
I.R. Wilson	Mr Ian Ross Wilson retired as Managing Director and Chief Executive Officer on 31 August 2002.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

Results

The consolidated profit after tax of the economic entity for the half-year to 31 December 2002 was $131.2 million, being 2.4% above the corresponding period in the previous year. Operating revenue increased by 0.3% to $980.2 million.

These results were adversely affected by an increase in the provision for surplus lease space at Bulwara Road in Sydney of $2.0 million. It is also noted that gaming revenue was adversely affected by the introduction of smoking bans at gaming venues in Victoria during the relevant period.

The economic entity has continued to generate strong cash flows and the Directors have declared a fully franked dividend of 33.0 cents per share to be paid on 2 April 2003, an increase of 6.5% over the dividend of 31.0 cents paid for the corresponding period last year.

The Company continued its share buy back program and has purchased a total of 11,178,013 shares on market since 30 June 2002. Basic earnings per share after goodwill amortisation increased by 2.9% to 35.4 cents during the relevant period and return on equity after goodwill amortisation increased by 2.7% to 19.2% per annum compared to the previous corresponding period.

Review of Operations

Star City

Star City generated operating revenue of $310.4 million being 0.4% above the previous corresponding period. Revenue was adversely affected by a low win rate for table games. However, Star City achieved strong results from gaming machines as well as its non-gaming areas such as the hotel and food and beverage.

Wagering

The Wagering business generated operating revenue of $220.6 million being 5.9% above the previous corresponding period. The result was driven by record turnover on all of the major race days of the Melbourne Spring Racing Carnival, including an 8.2% increase to $59.2 million on Melbourne Cup Day alone. An additional 96 race meetings across all racing codes contributed to the result. Sportsbet growth exceeded 20% and Trackside increased revenue by 38%, continuing the strong performance from non-traditional wagering products.

Gaming

The Gaming business generated operating revenue of $449.2 million being 2.2% below the previous corresponding period. Gaming has been adversely affected by the Victorian smoking bans since the introduction on 1 September 2002. TABCORP is working closely with venues to improve their facilities and better accommodate both smokers and non-smokers.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

During the period, TABCORP continued its commitment to responsible gambling and recently expanded the self-exclusion program to wagering outlets. In addition, the Company believes it is important to support the communities in which it operates and has supported a number of worthwhile causes such as Surf Life Saving Victoria, the Multiple Sclerosis Society and the Helimed One Air Ambulance Service.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

M.B. Robinson AO
Director

Melbourne
19 February 2003

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Performance for the Half-Year Ended 31 December 2002

		Consolidated	
	Note	**December 2002 $'000**	December 2001 $'000
Total operating revenues		**980,226**	977,004
Other revenues from ordinary activities		**13,183**	14,167
Revenues from ordinary activities	2	**993,409**	991,171
Government taxes and levies		**(306,111)**	(308,456)
Commissions and fees		**(218,071)**	(216,741)
Employee costs		**(111,518)**	(114,979)
Depreciation and amortisation		**(54,375)**	(54,875)
Borrowing costs		**(26,751)**	(30,145)
Computer costs		**(3,172)**	(3,245)
Other expenses from ordinary activities		**(79,874)**	(74,446)
Profit from ordinary activities before income tax expense	2	**193,537**	188,284
Income tax expense relating to ordinary activities		**(62,324)**	(60,175)
Net profit attributable to members of the parent entity		**131,213**	128,109
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**-**	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**131,213**	128,109
Basic earnings per share (cents per share)		**35.4**	34.4
Diluted earnings per share (cents per share)		**35.3**	34.1
Basic earnings per share (cents per share) (pre amortisation of goodwill)	7	**37.9**	36.8
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	7	**37.7**	36.5

The accompanying notes form an integral part of this statement of financial performance.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Position as at 31 December 2002

	Note	Consolidated		
		December 2002 $'000	June 2002 $'000	December 2001 $'000
Current Assets				
Cash assets		**124,965**	126,843	127,273
Receivables		**5,495**	9,505	10,799
Inventories		**5,452**	4,638	4,694
Other		**19,345**	21,431	18,285
Total current assets		**155,257**	162,417	161,051
Non-Current Assets				
Property, plant and equipment		**783,232**	802,313	825,287
Intangible assets - licences		**832,524**	833,905	835,200
Intangible assets - other		**500,555**	510,881	521,678
Deferred tax assets		**29,868**	21,916	25,514
Other		**77,865**	82,246	91,554
Total non-current assets		**2,224,044**	2,251,261	2,299,233
TOTAL ASSETS		**2,379,301**	2,413,678	2,460,284
Current Liabilities				
Payables		**107,402**	115,735	107,691
Interest bearing liabilities		**200,000**	144,000	211,965
Current tax liabilities		**29,666**	28,252	20,096
Provisions		**31,528**	146,961	140,757
Other		**190**	291	675
Total current liabilities		**368,786**	435,239	481,184
Non-Current Liabilities				
Payables		**1,000**	2,122	3,622
Interest bearing liabilities		**620,898**	632,898	647,000
Deferred tax liabilities		**57,621**	56,888	54,597
Provisions		**10,495**	9,060	8,519
Other		**1,097**	1,094	1,231
Total non-current liabilities		**691,111**	702,062	714,969
TOTAL LIABILITIES		**1,059,897**	1,137,301	1,196,153
NET ASSETS		**1,319,404**	1,276,377	1,264,131
Equity				
Contributed Equity		**1,137,766**	1,226,366	1,227,562
Retained profits including proposed dividend	3	**181,638**	50,011	36,569
TOTAL EQUITY		**1,319,404**	1,276,377	1,264,131

The accompanying notes form an integral part of this statement of financial position.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Cash Flows for the Half-Year Ended 31 December 2002

	Note	Consolidated December 2002 $'000	Consolidated December 2001 $'000
Cash Flows from Operating Activities			
Net cash receipts in the course of operations		**998,167**	995,176
Payments to suppliers, service providers and employees		**(402,043)**	(399,108)
Payment of Government levies, betting taxes and GST		**(309,741)**	(309,499)
Interest received		**2,266**	2,148
Interest and other costs of finance paid		**(31,592)**	(32,917)
Income tax paid		**(65,747)**	(54,171)
Net operating cash flows		**191,310**	201,629
Cash Flows from Investing Activities			
Loans pursuant to employee share plan		**11,416**	1,683
Payment for property, plant and equipment		**(27,916)**	(24,477)
Proceeds from sale of plant and equipment		**631**	1,928
Other		**2,998**	61
Net investing cash flows		**(12,871)**	(20,805)
Cash Flows from Financing Activities			
Proceeds from borrowings		**189,000**	143,000
Repayment of borrowings		**(145,000)**	(223,067)
Dividends paid		**(118,994)**	(97,018)
Proceeds from issue of shares		**22,340**	-
Payment for share buy-back		**(127,663)**	-
Net financing cash flows		**(180,317)**	(177,085)
Net increase/(decrease) in cash held		**(1,878)**	3,739
Cash at the beginning of the financial period		**126,843**	123,534
Cash at the end of the financial period	5	**124,965**	127,273

The accompanying notes form an integral part of this statement of cash flows.

Notes to and Forming Part of the Financial Statements for the Half-Year Ended 31 December 2002

Note 1 **(a) Basis of preparation**

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2002 in accordance with the requirements of the Corporations Act (2001), Australian Accounting Standard AASB1029 - "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report should be read in conjunction with the 30 June 2002 Annual Report and any public announcements made by TABCORP Holdings Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2002 Annual Report, except where there is a change in accounting policy as set out in Note 1(b). This financial report has been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

(b) Changes in accounting policies

The consolidated entity has adopted the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half-year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the half-year ended 31 December 2002. The change in accounting policy has had no effect on basic and diluted EPS.

		Note	Consolidated	
			December 2002 $'000	December 2001 $'000
Note 2	**Profit from ordinary activities**			
	Profit from ordinary activities has been determined after crediting the following revenues:			
	Total operating revenues		**980,226**	977,004
	Other revenues:			
	Interest received or due and receivable		**2,308**	2,077
	Gross proceeds from sale of non-current assets (a)		**631**	1,564
	Other revenue items		**10,244**	10,526
	Total other revenues		**13,183**	14,167
	Total revenues from ordinary activities		**993,409**	991,171
	(a) Profit/(Loss) on sale of non-current assets		**143**	361
	Profit from ordinary activities has been determined after charging the following expenses:			
	Amortisation of goodwill		**9,039**	9,090
Note 3	**Retained Profits including proposed dividend**			
	Retained profits at the beginning of the financial period		**50,011**	24,391
	Adjustment arising from adoption of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**119,408**	-
	Dividend paid		**(118,994)**	-
	Net profit attributable to members of the parent entity		**131,213**	128,109
	Dividends provided		**-**	(115,931)
	Retained profits at the end of the financial period		**181,638**	**36,569**
	Retained profits are expected to be utilised as follows:			
	- Proposed dividend declared	8	**120,634**	-
	- Retained		**61,004**	36,569

Note 4 Segment Information

The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming — Gaming machine operations in licenced clubs and hotels.
- Star City — Star City Casino operations including a hotel, apartment complex, theatres, restaurants and bars.

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues	220,549	449,233	310,444	980,226	-		980,226
Other revenues from ordinary activities	6,619	1,378	2,787	10,784	2,442	(43)	13,183
Revenues from ordinary activities	227,168	450,611	313,231	991,010	2,442	(43)	993,409
Segment Result (pre amortisation of goodwill)	37,435	113,567	81,553	232,555	-	-	232,555
Segment Result	**37,379**	**113,567**	**72,570**	**223,516**	-	-	**223,516**
Unallocated interest revenue					2,308		2,308
Unallocated other revenue					134		134
Unallocated interest expense					(26,751)		(26,751)
Unallocated expenses					(5,670)		(5,670)
Result from ordinary activities before income tax expense	37,379	113,567	72,570	223,516	(29,979)	-	193,537
2001 Consolidated							
Total operating revenues	208,305	459,348	309,351	977,004	-		977,004
Other revenues from ordinary activities	7,847	1,091	2,871	11,809	2,377	(19)	14,167
Revenues from ordinary activities	216,152	460,439	312,222	988,813	2,377	(19)	991,171
Segment Result (pre amortisation of goodwill)	33,602	118,145	78,648	230,395	-	-	230,395
Segment Result	**33,552**	**118,145**	**69,608**	**221,305**	-	-	**221,305**
Unallocated interest revenue					2,077		2,077
Unallocated other revenue					300		300
Unallocated interest expense					(30,145)		(30,145)
Unallocated expenses					(5,253)		(5,253)
Result from ordinary activities before income tax expense	33,552	118,145	69,608	221,305	(33,021)	-	188,284

For comparison with previous years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering	Gaming	Star City	Segment Total	Goodwill Amortisation	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated						
Segment Result	35,755	110,624	80,640	227,019	(9,039)	217,980
2001 Consolidated						
Segment Result	32,309	115,215	77,918	225,442	(9,090)	216,352

Note 5 Notes to the Statement of Cash Flows - Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.

Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	Consolidated	
	December 2002 $'000	December 2001 $'000
Cash	**124,965**	127,273

Note 6 Contingent Liabilities

There have been no changes in the contingent liabilities of the economic entity since the last annual reporting date.

Note 7 Earnings per share

	Consolidated	
	December 2002 $'000	December 2001 $'000
Basic and diluted earnings per share (pre amortisation of goodwill) are calculated based on:		
Profit from ordinary activities after related income tax expense	**131,213**	128,109
Add Goodwill amortisation	**9,039**	9,090
	140,252	137,199

Note 8 Subsequent Event

Since 31 December 2002, the Directors have declared a dividend of 33 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $120.634 million.

Directors' Declaration

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards;

(b) the financial statements and notes give a true and fair view of the financial position as at 31 December 2002 and performance of the economic entity for the half year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and the parent entity who are party to the deed of cross guarantee, will as an economic entity be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deeds of Cross Guarantee dated 8 June 1995 and 4 June 2001.

This declaration has been made in accordance with a resolution of directors.

M.B. ROBINSON
Director

M.J. SLATTER
Director

Melbourne
19 February 2003

ERNST & YOUNG

360 Elizabeth Street
Melbourne VIC 3000
Australia

GPO Box 5151AA
Melbourne VIC 3001

Tel 61 3 8650 7200
Fax 61 3 8650 7300
DX 288 Melbourne

INDEPENDENT REVIEW REPORT

To the members of TABCORP Holdings Limited

Scope

We have reviewed the financial report of TABCORP Holdings Limited for the half-year ended 31 December 2002, set out on pages 6 to 12, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising TABCORP Holdings Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of TABCORP Holdings Limited is not in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001;

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Mary Waldron
Melbourne

19 February 2003

TABCORP

ABN 66 063 780 709

MEDIA RELEASE

TABCORP HOLDINGS LIMITED

HALF YEAR RESULTS

19 FEBRUARY 2003

TABCORP

TABCORP RESULTS

FOR THE SIX MONTHS TO 31 DECEMBER 2002

KEY FEATURES

- NET PROFIT AFTER TAX (EXCLUDING NON RECURRING ITEMS) – UP 4.7% TO $134.1 MILLION
- NET PROFIT AFTER TAX – UP 2.4% TO $131.2 MILLION
- INTERIM DIVIDEND 33.0 CENTS PER SHARE FULLY FRANKED – UP 6.6% ON PREVIOUS INTERIM DIVIDEND OF 31.0 CENTS PER SHARE
- EARNINGS PER SHARE (EXCLUDING NON RECURRING ITEMS) – UP 5.2% TO 36.2 CENTS
- EARNINGS PER SHARE – UP 2.9% TO 35.4 CENTS
- NET OPERATING REVENUE $980.2 MILLION – UP 0.3%
- PROFIT BEFORE INTEREST EXPENSE, TAXATION AND GOODWILL (PBITA) (EXCLUDING NON RECURRING ITEMS OF $3.7 MILLION) – UP 2.4% TO $233.1 MILLION
- SHARE BUY BACK – 11.2 MILLION SHARES BOUGHT BACK
- SEGMENT RESULTS
  - WAGERING PBITA $37.5 MILLION – UP 11.4%
  - GAMING PBITA[1] $115.3 MILLION – DOWN 2.4%
  - STAR CITY PBITA[1] $83.6 MILLION – UP 6.3%
- ANNUALISED RETURN[1] ON AVERAGE SHAREHOLDERS' EQUITY INCREASED FROM 20.0% TO 20.9%
- TAXES ON GAMBLING PAID BY TABCORP BUSINESSES $387.1 MILLION
- INCOME GENERATED FOR THE VICTORIAN RACING INDUSTRY $132.7 MILLION
- MERGER DISCUSSIONS INITIATED WITH JUPITERS

Notes
[1] Excludes non-recurring items, Gaming - $1.7 million, Star City - $2.0 million

TABCORP

INCREASED PROFITS AND DIVIDENDS IN A CHALLENGING PERIOD

TABCORP Holdings Limited has reported a 4.7% increase in net profit after tax (excluding non-recurring items) to $134.1 million for the six months ended 31 December 2002. Including these items ($2.9 million after tax), net profit after tax was $131.2 million, an increase of 2.4%.

During the period, the company's net operating revenue grew by 0.3% to $980.2 million. Wagering revenue grew strongly on the prior corresponding period, while Star City reported a slight increase in revenue after mixed results from its operations. After achieving strong growth in revenue in July and August, the Gaming division's revenue was down by 2.2% for the half year compared to the previous corresponding period, reflecting the significant negative impact of smoking bans imposed on 1 September.

Profit before interest, taxation and goodwill amortisation (PBITA) and excluding non-recurring items of $3.7 million was $233.1 million, 2.4% ahead of the prior corresponding period. Lower average debt levels which resulted in a $3.3 million reduction in interest expense, contributed to the improved after tax profit.

Earnings per share (excluding non-recurring items) increased 5.2% on the previous corresponding period to 36.2 cents. Including the non-recurring items, earnings per share increased by 2.9% to 35.4 cents.

TABCORP's Chairman, Michael Robinson, said the directors have declared an interim dividend of 33.0 cents per share, up from 31.0 cents for the previous corresponding period. The dividend will be fully franked and payable on 2 April 2003 to shareholders registered on the books at 7 March 2003.

During the half-year, TABCORP businesses paid out a total of $387.1 million in taxes on gambling. In addition, the Victorian racing industry received $132.7 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products.

Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said it had certainly been a challenging period for the company, in particular the gaming division. "Although the gaming division's profit was down on the prior corresponding period, the diversity of our business portfolio has helped us achieve a lift in overall profitability. Wagering had a very strong first half with an 11.4% increase in PBITA, while Star City achieved a 6.3% increase."

"I am pleased that we were able to increase our annualised return on average shareholders' equity from 20.0% to 20.9% through continued tight control on expenses and efficient capital management."

The company continued to generate strong cashflows enabling the buy back of 11.2 million shares for $127.7 million. Balance sheet strength was maintained. "Our net

TABCORP

debt to equity ratio of 52.7% and interest cover of 8.2 times, indicates the strength of the company's financial position."

Mr Slatter added that in addition to the company's strong financial position, TABCORP was also being recognised for its achievements in the management of its human resources. "Our commitment to employees has been formally recognised through two awards. Star City was recently voted as one of Australia's top five employers, in the category of more than 1,000 employees and TABCORP received an award for outstanding equal employment opportunity for the advancement of women."

Wagering

The wagering division recorded a 5.9% increase in net operating revenue to $220.6 million. This revenue growth, combined with a continued focus on operating efficiency, yielded an increase of 11.4% in profit before interest expense, taxation and goodwill to $37.5 million.

Revenue from racing increased by 5.1%, with revenue from thoroughbreds supported by another record Spring Carnival. Revenue from harness racing grew 5.3% on 36 additional meetings and revenue from greyhound racing continued to grow strongly, up 8.7% compared to the prior comparative period.

Revenue from sportsbetting increased 12.7% driven by particularly strong growth in revenue from soccer following the success of the World Cup, expanded fixed odds coverage of races and the provision of greater information for retail customers through customer information terminals.

Revenue from Trackside increased by 38%, as the product's availability increased to 183 Australian outlets including Star City and casinos in Victoria, Western Australia and Tasmania. The rollout of Trackside in Denmark continues with 13 sites of the planned 50 now installed.

The wagering division continued its ongoing program of agency refurbishment with 43% of the agency network now refurbished. An additional four new super sites were opened during the six month period, and a further five are scheduled to open by the end of the financial year. It was also pleasing that there was resolution in our negotiations with Sky Channel over the provision of their service to our agency network. The division continues to work closely with PubTAB operators to ensure ongoing profitability of PubTAB operations.

The proportion of account sales transactions utilizing self service technologies grew from 24% in the six months ending 31 December 2001 to 45% in the corresponding period ending 31 December 2002. Internet now comprises approximately 10% of account sales transactions, whilst customer usage of touch tone and voice recognition technology grew in excess of 68% relative to the prior comparative period.

Gaming

The gaming division reported a 2.2% decline in operating revenue over the previous corresponding period to $449.2 million. Operating costs, excluding non recurring items, were well controlled, being 1.8% below the prior comparative period. Profit before interest expense and taxation (excluding non-recurring items amounting to $1.7 million) declined by 2.4% to $115.3 million.

After a very strong start to the half, revenues fell sharply following the introduction of smoking bans in Victorian gaming venues on 1 September 2002. In the period from 1 September to 31 December 2002 revenue was down 10.2% relative to the prior comparative period. TABCORP has acted to ameliorate the effects of the ban by working with our venues to improve the amenity for smokers and the introduction of enhanced machine reservation systems. These actions are based on detailed consumer research undertaken by TABCORP.

Our research indicated that smoking customers place importance on smoking facilities that are located adjacent to, and within sight of, gaming rooms with ambiance and decor consistent with the overall venue. By 31 December, 71 of our venues had been developed to this level and we expect to substantially increase this by 30 June. Our analysis indicates that venues with such smoking facilities are currently outperforming other venues.

The company continued the ongoing process of upgrading its network with the latest new games and machines, introducing 1,690 new games, new machines and machine platform upgrades. This included 500 Mr Cashman machines which have been very popular with customers. 21 venues were refurbished during the half year and two new Tabaret venues opened.

The Tabaret Community Assistance Program continued throughout the period and involved TABCORP working with 116 Tabaret venues to raise funds or conduct activities of benefit to their local communities.

Star City

Star City achieved a 0.4% increase in net operating revenue to $310.4 million and a 6.3% increase in profit before interest expense, taxation and goodwill (excluding non-recurring items of $2.0 million before tax) to $83.6 million for the six month period.

Electronic gaming revenue increased by 5.2%, showing consistent growth throughout the period. New games which were introduced on 25% of our gaming machines, a new floor layout and improvements to our restaurants, all contributed to this strong performance.

Private gaming room revenue declined by 13.8% relative to the prior comparative period. This was due to a poor win rate during the second quarter. However, new sales offices have been opened in Indonesia, Malaysia, Thailand and New Zealand

to strengthen our international marketing network which also includes Singapore and Hong Kong aimed at increasing the volume of play.

Main gaming floor revenue declined by 0.5% over the previous corresponding period, but with an improving trend throughout the half as customers responded positively to changes in the types and denominations of games offered.

Non-gaming revenue grew strongly, increasing by 10.8%. The growth was across all the non-gaming businesses, with food and beverage revenue up 11.5%, and hotel revenue up 7.2% with occupancy of 81% for the period struck on higher average room rates than the prior comparative period. The theatres enjoyed significant growth with Mamma Mia attracting over 300,000 patrons, many of whom enjoyed our restaurants and bars.

Star City's capital expenditure program continues to focus on improving the offer to customers, particularly in the food and beverage area. Trophies on the main gaming floor reopened during the half after extensive renovations and a new VIP gaming machine room is scheduled to open later this financial year.

Outlook

The company continues to strive for top quartile performance in terms of total shareholder return. We continue to consider opportunities to invest in businesses that are within the company's core competencies provided they meet our financial return criteria.

In this regard, discussions with Jupiters are continuing as the potential transaction provides the opportunity for synergies and to create greater scale and diversity for our company. We are focused on ensuring that this transaction is value accretive and that TABCORP retains its investment grade credit rating.

Mr Slatter commented, "We are encouraged that the second quarter performance at Star City has continued into the second half with revenue for the period from 1 January 2003 to 15 February 2003 up 5.2% on the previous corresponding period. The trend in table games, coupled with the continuation of good performances from our electronic gaming and non-gaming businesses leads us to expect Star City to produce an improved second half profit result. Wagering continues to perform well with revenue for the period from 1 January 2003 to 15 February 2003 up 6.1% on the previous corresponding period."

"Although this remains a challenging period for our gaming division, we now believe we have experienced the worst of the impact of the smoking ban. The gaming division's revenue performance for the period from 1 January 2003 to 15 February 2003 was down 12.3% on the previous corresponding period compared to the 14.3% decline in gaming revenue in the month of December 2002, compared to December 2001."

TABCORP

"We continue to work with our venue partners to implement measures directed at making venues more comfortable for smokers and we believe that these steps are producing an improvement in gaming revenue performance."

"Overall, revenue for the company for the period from 1 January 2003 to 15 February 2003 was down 2.7% on the previous corresponding period. However, we currently anticipate that the company's profit result after allowing for the impact of non-recurring items for the full year will be flat to marginally down on last year," Mr Slatter concluded.

ENDS

For more information, please contact:

Tricia Wunsch
General Manager – Corporate Affairs
TABCORP
(03) 9868 2595

www.tabcorp.com.au

TABCORP

SUMMARY RESULTS

Half Year Ended 31 December 2002

	6 months 31 Dec 01 $m	6 months 31 Dec 02 $m	Change %
NET OPERATING REVENUE			
Wagering	208.3	220.6	5.9
Gaming	459.3	449.2	(2.2)
Star City	309.4	310.4	0.4
	977.0	980.2	0.3
PBITA[1]			
Wagering	33.6	37.5	11.4
Gaming	118.2	115.3	(2.4)
Star City	78.6	83.6	6.3
Unallocated	(2.9)	(3.3)	12.2
	227.5	233.1	2.4

Note:
1. Excludes non recurring provisions and write-downs of $3.7 million

PROFIT AFTER TAX BEFORE NON RECURRING ITEMS	$128.1 m	$134.1 m	4.7
PROFIT AFTER TAX	$128.1 m	$131.2 m	2.4
EPS (BEFORE NON-RECURRING ITEMS)	34.4 cents	36.2 cents	5.2
EPS	34.4 cents	35.4 cents	2.9
INTERIM DIVIDEND PER SHARE (fully franked)	31.0 cents	33.0 cents	6.6

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HALF YEAR RESULTS PRESENTATION

Please find attached the presentation regarding TABCORP's Half Year Results ended 31 December 2002 to be presented later today by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast on TABCORP's website at **www.tabcorp.com.au**

Peter Caillard
General Counsel and Company Secretary

Enc.

TABCORP Holdings Limited

Half Year Results
19 February 2003

TABCORP

Agenda

- Matthew Slatter
  - Key Features
- David Elmslie
  - Financial Performance
- Matthew Slatter
  - Performance in Current Half
  - Outlook

Key Features

- Increased profits in a challenging period
- Increased dividend
- Strong performance from wagering
- Star City
  - Main gaming floor table revenue improved after slow start
  - Solid performance from electronic gaming
  - Private gaming room revenue down against PCP due to below historic win rate
  - Non gaming operations up significantly over PCP
- Victorian gaming revenue impacted by smoking bans, however significant steps currently being undertaken to meet smokers' needs
- Merger discussions with Jupiters commence

Financial Performance

	6 months to Dec 2001	6 months to Dec 2002	% change
Net operating revenue ($m)	977.0	980.2	0.3
Net profit after tax			
- Before goodwill amort^{n} and non-recurring items ($m)	137.2	143.2	4.4
- Before non-recurring items ($m)	128.1	134.1	4.7
- Basic ($m)	128.1	131.2	2.4
Earnings per share			
- Before goodwill amort^{n} and non-recurring items (cents)	36.8	38.7	5.2
- Before non-recurring items (cents)	34.4	36.2	5.2
- Basic (cents)	34.4	35.4	2.9
Dividends per share [2] (cents)	31.0	33.0	6.6
Return on average equity[1] (%)	20.0	20.9	N/A

Notes:
[1] Before goodwill amortisation and excludes non-recurring items
[2] Fully franked

Summary divisional results

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% Change
Net operating revenue			
Wagering	208.3	220.6	5.9
Gaming	459.3	449.2	(2.2)
Star City	309.4	310.4	0.4
PBITA[1]			
Wagering	33.6	37.5	11.4
Gaming[2]	118.2	115.3	(2.4)
Star City[2]	78.6	83.6	6.3

Notes
[1] Before goodwill amortisation
[2] Excludes non recurring items relating to provisions and write-downs

Tight expense control delivered improved divisional PBITA

Wagering – Key features

- Revenue growth in all racing codes
- Sportsbet revenue growth in excess of 12%
- 38% increase in Trackside revenue
- Ongoing program of agency refurbishment and rationalisation
- Introduction of self service betting terminals in TAB outlets and racecourses
- Sky Channel resolution
- Customer adoption of self service continues to grow
- Internet share of account sales transactions growing

Gaming – Key features

- Performance post 1 September adversely impacted by smoking bans
- Three new venues and top ups in several venues, partly offset by impact of regional caps
- Ongoing venue refurbishment
- New products have been popular
- Venue Performance Standards at record levels of compliance
- Ongoing commitment to local communities through the Tabaret Community Assistance Program

Gaming – Impact of smoking bans


Gaming monthly revenue growth relative to PCP
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
11.4%
17.1%
-4.8%
-9.6%
-11.6%
-14.3%
-12.9%
-11.0%
Jul
Aug
Sep
Oct
Nov
Dec
Jan
To 15 Feb

Gaming revenue has now been re-based after smoking ban introduction

Gaming - Venue facilities for smokers are being upgraded

Grade 4 – Smoking area solution criteria

- Adjacent to gaming room
- Gaming machines must be visible
- Ambience and theming the same as gaming room
- Air conditioning first rate
- TVs, lounges, magazines, sweets provided
- Appropriate signage and directional signage

"...we don't want to be treated like pariahs and have to stand on the door-step..."

TABCORP customer focus group – October 2002

Gaming - Venue facilities for smokers are being upgraded

Venues with Grade 4 smoking solution



28
44
61
71
91
125
150
Sep
Oct
Nov
Dec
Jan
Mar Est
Jun Est

% of Network	10.3%	16.2%	22.5%	26.2%	33.6%	46.1%	55.4%

Grade 4 solutions to be implemented progressively

Gaming – Grade 4 smoking solutions

	Venues	% of Network	NMR per day 1 Jan to 15 Feb 03 c.f. PCP
Grade 4 solution (Dec)	71 }	34	(9.3%)
Grade 4 solution (Jan)	20 }		(11.1%)
Other	180	66	(15.3%)

Demonstrable benefit to smokers, venue operators and TABCORP from implementing Grade 4 solutions

Grade 4 – Yarraville Footscray Bowling Club



Grade 4 – Yarraville Footscray Bowling Club (2)



Grade 4 – Kooringal Golf Club


TAB

Grade 4 – Zagames at Reservoir



Grade 4 – Gladstone Park Hotel


SMOKING AREA
FOR YOUR COMFORT AN AREA IS AVAILABLE WHERE SMOKING IS PERMITTED.
PLEASE ASK OUR FRIENDLY STAFF FOR DETAILS.
SMOKING AREA
SMOKING AREA

Gaming - EGM reservation system introduced

- Reservation host must be identifiable
- EGM reservation register provided
- Reservation signs (screen size) readily available
- 7 minute reservation policy
- House reservation policy clearly displayed
- 55 venues have adopted the full reservation system. This will increase as it is included in the VPS program

"…a decent reservation system so that we can go and have a smoke would certainly help…"

TABCORP customer focus group – October 2002

Star City – Key features

- Electronic gaming performed solidly
- MGF table games improved after slow start
- PGR revenue down against PCP reflecting below historic win rate
- Non-gaming very good improvement over PCP
- Discussions commenced with Leightons over their 15% interest in the management contract

Star City – Net operating revenue growth over PCP

	Q1 2002 v 2003	Q2 2002 v 2003	6 months to 31 Dec 2002
PGR	(0.6%)	(26.0%)	(13.8%)
MGF	(4.6%)	3.7%	(0.5%)
Total tables	(3.3%)	(6.4%)	(4.9%)
Electronic gaming	5.7%	4.7%	5.2%
Non-gaming	0.9%	20.6%	10.8%
Total operating revenue	0.0%	0.7%	0.4%

Achievement of historic win rate in the PGR would have produced a 1.6% increase in total operating revenue in 1H over PCP

Star City – Actions taken

- PGR
  - Revised complimentary system
  - New sales team
  - Enhancements to Endeavour Room
- Main gaming floor tables
  - Revised product mix
  - Customer service focus
- Non gaming
  - Renovations / repositioning
  - Theatre crossover

FINANCIAL PERFORMANCE

Financial performance

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% Change
Net operating revenue	977.0	980.2	0.3
Other revenue	14.2	13.2	(6.9)
Taxes on gambling	308.5	306.1	(0.8)
Operator commissions	148.4	146.0	(1.7)
Racing industry fees	62.5	66.0	5.7
Other operating expenses	198.5	197.0	(0.8)
Depreciation and amortisation	45.8	45.2	(1.1)
PBITA[1]	227.5	233.1	2.5
Goodwill	9.1	9.1	(0.6)
PBIT	218.4	224.0	2.6
Interest expense	30.1	26.8	(11.3)
Profit after tax before non recurring items	128.1	134.1	4.7
Non recurring items net of tax	0.0	(2.9)	na
Profit after tax	128.1	131.2	2.4
PBITA / Net operating revenue (%)	23.3	23.8	na
Net interest cover (x)	7.7	8.9	na

Notes

[1] Excludes non recurring $3.7 million write downs and provisions ($2.9 million after tax)

Segmented earnings

$m	Wagering	Gaming	Star	Unallocated	Total
6 months to 31 Dec 2002					
Operating revenue	220.6	449.2	310.4	-	980.2
Other revenue	6.6	1.4	2.8	2.4	13.2
Total revenue	227.2	450.6	313.2	2.4	993.4
PBIT pre goodwill[1]	37.5	115.3	83.6	(3.3)	233.1
Goodwill	0.1	-	9.0	-	9.1
PBIT	37.4	115.3	74.6	(3.3)	224.0
6 months to 31 Dec 2001					
Operating revenue	208.3	459.3	309.4	-	977.0
Other revenue	7.8	1.1	2.9	2.4	14.2
Total revenue	216.1	460.4	312.3	2.4	991.2
PBIT pre goodwill	33.6	118.2	78.6	(2.9)	227.5
Goodwill	0.1	-	9.0	-	9.1
PBIT	33.5	118.2	69.6	(2.9)	218.4

Notes
[1] Excludes non recurring $3.7 million write downs and provisions

Wagering financial data

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% change
Operating revenue	208.3	220.6	5.9
Other revenue	7.8	6.6	(15.6)
Revenue from ordinary activities	216.1	227.2	5.1
RI fees, taxes & operator commissions	140.8	148.3	5.3
Other operating expenses	36.8	35.9	(2.4)
Depreciation & amortisation	4.9	5.5	11.4
PBITA	**33.6**	**37.5**	**11.4**
PBITA / operating revenue(%)	16.1	17.0	na

Strong growth in revenue and PBITA

Wagering financial data

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% change
Operating revenue			
Racing			
Thoroughbred	144.5	150.9	4.4
Harness	27.8	29.3	5.3
Greyhound	27.7	30.1	8.7
Total racing	200.0	210.3	5.1
Sportsbet	3.9	4.4	12.7
Other	4.4	5.9	28.4
Total operating revenue	208.3	220.6	5.9
			Change
Meetings covered	2,731	2,827	96
Retail outlets			
Agencies	120	103	(17)
Pubtabs	483	481	(2)
Other	5	5	-
Total retail outlets	609	589	(19)

Good growth across the racing codes and strong growth in sportsbet and Trackside

Gaming financial data

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% change
Total operating revenue	459.3	449.2	(2.2)
Other revenue	1.1	1.4	26.3
Revenue from ordinary activities	460.4	450.6	(2.1)
Taxes & operator commissions	313.3	306.7	(2.1)
Other operating expenses	16.1	15.8[1]	(1.8)
Depreciation & amortisation	12.8	12.8[1]	(0.2)
PBITA	**118.2**	**115.3[1]**	**(2.4)**
PBITA/ operating revenue (%)	25.7	25.7	**na**

Notes
[1] Excludes non recurring $1.7 million write downs and provisions

Costs contained but revenue impacted by smoking ban

Gaming financial data

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% change
Operating revenue			
Hotels	304.0	301.8	(0.7)
Clubs	154.3	146.4	(5.1)
Other	1.0	1.0	-
Total operating revenue	459.3	449.2	(2.2)
			Change
EGMs (period end)	13,602	13,749	147
Venues	268	271	3
$NMR/EGM (daily average)	246	237	(7)

Hotels have reacted more quickly to smoking bans

Star City financial data

$m	6 months to 31 Dec 2001	6 months to 31 Dec 2002	% change
Total operating revenue	309.4	310.4	0.4
Other revenue	2.9	2.8	(2.9)
Revenue from ordinary activities	312.3	313.2	0.3
Taxes	65.3	63.1	(3.2)
Other operating expenses	141.0	140.2[1]	(0.6)
Depreciation & amortisation	27.4	26.3	(3.7)
PBITA	78.6	83.6[1]	6.4
Goodwill	9.0	9.0	n.a
PBIT	69.6	74.6[1]	7.1
PBITA/operating revenue(%)	25.4	26.9	na

Notes
[1] Excludes non recurring $2.0 million provision in respect of sub-lease liability

Cost control enabled PBITA growth of 6.4%

Star City financial data

$m	6 months to 31 Dec 2001	**6 months to 31 Dec 2002**	**% change**
Net operating revenue			
Table games			
PGR	57.0	49.2	(13.8)
MGF	114.7	114.1	(0.5)
Total tables	171.7	163.3	(4.9)
EGMs & other	96.2	101.2	5.2
Total gaming	267.9	264.5	(1.3)
Accommodation	11.3	12.1	7.2
Food & Beverage and other	30.2	33.8	12.1
Total operating revenue	**309.4**	**310.4**	**0.4**
Overall win/table/day ($)	4,671	4,438	(5.0)
NMR/EGM/day ($)	346	365	5.5
Hotel/Apartment occupancy (%)	79	81	na

Poor win rate in PGR impacted performance

Financial position

$m	As at 31 Dec 2001	As at 30 June 2002	As at 31 Dec 2002
Current Assets	161.1	162.4	155.3
Licences/management agreement	1,036.1	1,033.7	1,031.3
Goodwill	320.8	311.1	301.8
Property, plant & equipment	825.3	802.3	783.2
Other non current assets	117.1	104.2	107.7
Total assets	2,460.4	2,413.7	2,379.3
Total liabilities	1,196.2	1,137.3	1,059.9
Shareholders' funds	1,264.2	1,276.4	1,319.4
Net debt	731.7	650.1	695.9
Shares on issue	373.2	373.1	365.6
Capital expenditure	20.9	26.3[1]	27.2
Net debt / Equity (%)	57.9	50.9	52.7

Notes
[1] 2H 2002

Balance sheet strength maintained after buying back $128.7 million in shares

Performance in 2H 03
&
Outlook

2012 update

- While formal discussions with the Government have not yet begun, the Bracks Government has indicated that it wishes to resolve licensing arrangements within its current term (within the next four years)

- The Minister for Gaming and Racing, John Pandazopoulos, has stated that the Government will review all options available to it in considering the issue of new licences

Jupiters update

- Currently in discussions
- Within core competencies and believe can create shareholder value
- Creates an Australian gambling and entertainment company with greater scale
- Key parameters of transaction
  - EPS (pre-goodwill) accretive
  - Retain investment grade credit rating
- Dividend not impacted by any transaction
- No placement of equity contemplated
- Expect to make statement after 1 March 2003

Revenue performance in current half year

	1 Jan – 15 Feb 03 c.f PCP	Comments
Wagering	6.1%	Continued growth
Gaming	(12.3)%	Impact of smoking solutions starting to take effect.
Star City	5.2%	Chinese New Year earlier in current year, win rates below prior year but above historical, continued growth
Total TABCORP	**(2.7)%**	

Growth in wagering and Star City has continued into 2H03, gaming showing improving trend on December 2002 performance

TABCORP 2H03 outlook

- Continued strong performance from wagering
- Gaming now at a new baseline in terms of revenue
- Star City private gaming room recovery in 2H
- Continued solid performance from Star City main gaming, electronic games and non gaming

FY profit outlook of flat to marginally down on PCP, after allowing for the impact of non-recurring items

END

Australia's Premier Gambling and Entertainment Group

TABCORP